EXHIBIT 11.1

            VETERINARY CENTERS OF AMERICA, INC. AND SUBSIDIARIES

                        COMPUTATION OF PER SHARE LOSS

The computations of net loss per share for the three years ended December 31, 1996 are as follows:



                                     1996           1995           1994
                                -------------  -------------  -------------
Primary:
  Net loss                      $(14,632,000)   $(1,214,000)   $(1,907,000)
                                =============   ============   ============
  Average common shares
    outstanding                   15,941,000      9,224,000      6,202,000
                                =============   ============   ============
  Net loss per share:                 $(0.92)        $(0.13)        $(0.31)
                                =============   ============   ============



The fully-diluted loss per share computation is not presented as there were no securities outstanding which would be dilutive.